Mail Stop 4561

      May 5, 2006

Greg Halpern
Chief Executive Officer
Circle Group Holdings, Inc.
1011 Campus Drive
Mundelein, IL 60060

Re:	Circle Group Holdings, Inc.
      Preliminary Proxy Statement on Schedule 14A
      Registration No. 01-32134
      Filed on April 20, 2006

Dear Mr. Halpern:

      This is to advise you that we have limited our review of the Preliminary Proxy Statement on Schedule 14A noted above and have the following comments:

1. You state on page 4 of your preliminary proxy statement that the reason for the proposed name change is that your Board of Directors believes "the proposed name will better describe the Company as it has evolved from its creation in 1994." From our review of your Form
8-K filed on April 28, 2006, it appears that another purpose of your proposed name change is to facilitate your attempt to root out phantom shares. Please revise your preliminary proxy statement to note this additional purpose.

2. In your Form 8-K filed on April 28, 2006, you state that you "intend to issue a non-cusip dividend share known as a `D-Share`, on a one-for-one basis for each genuine ZTM share presented directly to the Company within a designated period of time." Please advise us if you intend to register this transaction. If you intend to rely on an exemption from registration, please provide us with your analysis as to why you may rely on this exemption. If you believe that the proposed transaction would not constitute a sale of securities under
Section 2(a)(3) of the Securities Act, please provide us with an analysis that supports this position. In connection with this, we note that your shareholders appear to be providing you with consideration for the D shares as you are requiring them to obtain their paper certificates in order to be eligible to receive the D shares.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:
* The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.
* The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.
* The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of
1934 has been included.

      If you have any questions, please call David H. Roberts at
(202) 551-3856 or the undersigned at (202) 551-3694.


      Sincerely,



      Owen Pinkerton
      Senior Counsel



Greg Halpern
Circle Group Holdings, Inc.
May 5, 2006
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